
jnr
RESOURCES
THE URANIUM COMPANY

921-470 Granville St.
Vancouver, B.C. V6C 1V5
Canada
Phone: (604) 684-5118 or 1-800-661-4050
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

CDNX - JNN

Writer's direct line: (604) 689-7422

January 14, 2002

Securities & Exchange Commission
Division of Corporate Finance
450 - Fifth Street, N.W.
Washington, D. C.
U. S. A. 20549


02002943

Attention: Office of International Corporate Finance

Dear Sirs:

Re: **File No. 82-4720**
Required Filings - Exemption under Rule 12g3-2(b)

We enclose for your files copies of documents filed by JNR Resources Inc. (the "Company") with the British Columbia Securities Commission and/or the Alberta Securities Commission and/or the Canadian Venture Exchange, as follows:

- Material regarding the grant of an employee stock option, filed electronically with the Canadian Venture Exchange on January 8. 2002;
- The Canadian Venture Exchange response letter dated January 11, 2002; and
- BC Form 45-902F filed today with the British Columbia Securities Commission and the Alberta Securities Commission in respect of the option granted.

We trust that you will find this to be in order.

Yours truly,
JNR RESOURCES INC.

T. A. (Drew) Parker
Secretary

TAP:bs

Enclosures.

FILE # 82-4720


jnr
RESOURCES
THE URANIUM COMPANY

02 FEB -5 AM 8:00

921-470 Granville Street
Vancouver, B.C. V6C 1V5
Canada
Phone: (306) 249-3562
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

Writer's Direct Line: (604) 689-7422

January 8, 2002

VIA SEDAR

Canadian Venture Exchange
P.O. Box 10333
Vancouver, B.C.
V7Y 1H1

COPY

Attention: Corporate Finance Services

Dear Sirs:

Re: **JNR Resources Inc. (the "Company")**
Grant of Incentive Stock Option

The Company has granted an incentive stock option to the Company's geological consultant on 225,000 shares, exercisable at $0.10 per share until January 4, 2007.

Accordingly, pursuant to Canadian Venture Exchange Policy 4.4, we submit the following:

1. Form 4K - "Summary Form - Incentive Stock Options:; and

2. Form 4L - "Declaration of Stock Options".

We also submit the applicable filing fee in the amount of $160.50, including G.S.T.

We trust that you will find this to be in order.

Yours very truly,

JNR RESOURCES INC.

"T. A. Parker"

T. A. (Drew) Parker
Secretary

TAP:bs

Enclosures.

FORM 4K

SUMMARY FORM - INCENTIVE STOCK OPTIONS

Re: JNR Resources Inc. (The "Issuer")

SEDAR Project #:__________

1. New Options Proposed For Acceptance:

Date of Grant: 2002, 01, 04 (y/m/d),

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company)	Insider? Yes or No	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
David Billard	Consultant	No	225,000	$0.10	Jan. 4/07	75,000

Total Number of optioned shares proposed for acceptance: 225,000

2. Amended Options Proposed for Acceptance:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

3. Other Presently Outstanding Options:

(excluding those included in item 2 above)

Name of Optionee	No. of Optioned Shares Remaining	Exercise Price	Original Date of Grant	Expiry Date
Est. of Dale W. Hoffman	300,000	$0.15	October 6, 1999	January 28, 2002
Est. of Dale W. Hoffman	640,000	$0.20	May 29, 2000	January 28, 2002
Darwin Parkinson	286,500	$0.15	April 21, 1999	April 21, 2004
Colleen Parker	86,500	$0.15	April 21, 1999	April 21, 2004
T. Andrew Parker	400,000	$0.15	October 6, 1999	October 6, 2004
T. Andrew Parker	200,000	$0.10	March 7, 2001	March 7, 2006
Richard T. Kusmirski	400,000	$0.11	May 3, 2000	May 3, 2005
Richard T. Kusmirski	600,000	$0.10	March 7, 2001	March 7, 2006
Leslie S. Beck	160,000	$0.11	May 3, 2000	May 3, 2005
Leslie S. Beck	100,000	$0.10	March 7, 2001	March 7, 2006
David Billard	75,000	$0.10	March 7, 2001	March 7, 2006

Total Number of shares optioned, including those proposed for acceptance in 1 and/or 2 above:

3,473,000

4. Additional Information

(a) If shareholder approval was required for the grant of options, state the date that the shareholder meeting approving the grant was or will be held.

July 31, 2001

(b) If applicable, state the date of the news release announcing the grant of options.

N/A

(c) State the total issued and outstanding share capital at the date of grant or amendment:.

43,747,027

(d) State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options: **7.94%**

(e) Tier 2 Issuer: If new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan. **N/A**

(f) If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors. **N/A**

(g) If the grant of options is not in complete accordance with Policy 4.4 - Director, Officer and Employee Stock Options, indicate where there are deviations, and explain why a waiver of Exchange policy is in the best interests of the Issuer and the investing public.

In complete accordance with Policy 4.4.

FORM 4L

DECLARATION OF INCENTIVE STOCK OPTIONS

Issuer: **JNR Resources Inc.** (the "Issuer").

SEDAR Project #:____________________.

This Declaration accompanies an application to the Exchange for acceptance for filing of Incentive Stock Options summarized in the Summary Form - Incentive Stock Options attached hereto (the "Filing").

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in Policy 2.6 – Inactive Issuers and Reactivation.

3. The Filing is either in all respects in accordance with Exchange Policy 4.4 – Director, Officer and Employee Stock Options, in effect as of the date of this Declaration, or any deviations are indicated on the attached Summary Form.

4. As of the date of grant there were no material changes in the affairs of the Issuer which were not publicly disclosed.

5. The Issuer is not currently in default of its financial statement and fee filing requirements in the jurisdictions in which it is a reporting issuer.

6. The information on the attached Summary Form - Incentive Stock Options is true.

Dated **January 7th, 2002**.

T. A. (Drew) Parker
Name of Director or Senior Officer

"T. A. Parker"
Signature

Director
Official Capacity

FILE # 82-4720



January 11, 2002

By Facsimile: (604) 682-8566

COPY

JNR Resources Inc.
921 – 470 Granville Street
Vancouver, B.C.
V6C 1V5

Attention: T.A. (Drew) Parker

Dear Sir\Madame:

Re: JNR Resources Inc. (the "Company") - Submission #70826

We acknowledge receipt of your letter dated January 8, 2002 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	**No. of Shares**
David Billard	225,000

The options are exercisable up to January 4, 2007 at a price of $0.10 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502.

Yours truly,



Karen Chernoff
Analyst
Corporate Finance

KC\le

cc: BC Securities Commission, Attention: Corporate Finance

File: ::ODMA\PCDOCS\DOCP\833123\1

FILE # 82-4720

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

BC FORM 45-902F

Securities Act

Report of Exempt Distribution

COPY

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an Order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of issuer of security distributed.

   JNR RESOURCES INC.
   Name of Issuer
   921 - 470 Granville Street, Vancouver, B.C., V6C 1V5
   Address
   (604) 689-7422
   Telephone Number

2. State whether the issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer

3. Describe the type of security and the aggregate number distributed.

   An aggregate **225,000** share purchase options, each exercisable to purchase one common share in the capital stock of the Issuer at a price of $0.10 per share, expiring on January 4, 2007.

4. Date of the distribution(s) of the security.

   January 11, 2002, being the date of issue by the Canadian Venture Exchange of its letter of acceptance for filing of the above-noted stock options

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

   Sections 45(2)(10)(i) and 74(2)(9)(i) of the Act.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Optionee	Number of Securities Acquired	Exercise Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and, if applicable, Date of Discretionary Order or Blanket Order Number or BC Instrument Number
DAVID BILLARD 115 Bottomley Avenue North SASKATOON, SK S7N 1L1	225,000	$0.10	N/A	ss. 45(2)(10)(i) and 74(2)(9)(i) of the Act
TOTALS	225,000		N/A	

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

N/A

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

N/A

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount) (Canadian $)	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12-month period preceding the distribution of this security.

   N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state:

    (a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

    N/A

    (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security) during the 12-month period preceding the distribution of this security.

    N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 14th day of January, 2002.

JNR RESOURCES INC.
Name of Issuer (please print)



Signature of authorized signatory

T. A. (Drew) Parker, Director
Name and office of authorized signatory (please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross-referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the Issuer under an exemption on a later date, the Issuer may be required to file a separate Form 20 together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 72(2)(4) of the Act, on respect of which this report is filed, the Issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgment for a period of six years. The required form is Form 20A(IP) for an individual purchaser and Form 20A(NIP) for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/97, as amended. Cheques should be made payable to the "British Columbia Securities Commission".